Contact

www.linkedin.com/in/
hargettbenjamin (LinkedIn)

Top Skills

React.js

Ruby on Rails

User Interface Design

Benjamin Hargett

Co-founder / Head of Product @beehiiv

Brooklyn, New York, United States

Summary

I co-founded beehiiv to make the tools needed to create, grow, and monetize email newsletters accessible to all creators. Before beehiiv, the most successful newsletters had teams of engineers building growth hacks, optimizing for search, developing internal tools, and setting up integrations and workflows. Now, with beehiiv, creators simply focus on their writing and brand. We take care of the rest.

Sound interesting? We're hiring https://careers.beehiiv.com

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Experience

beehiiv
Co-Founder
September 2021 - Present (2 years 9 months)
New York, New York, United States

Morning Brew
Senior Software Engineer
March 2019 - September 2021 (2 years 7 months)
Greater New York City Area

Trellis, Inc.
Software Development Intern
January 2019 - March 2019 (3 months)
Peachtree Corners, GA

Lead continued projects from previous internship using tools such as React, GraphQL, Node, and Firebase.

N2 Publishing
Software Development Intern
August 2018 - December 2018 (5 months)
Wilmington, North Carolina Area

Built public facing features with Ruby on Rails and PostgreSQL in a variety of applications. I also worked extensively on the N2 style gem using a variety of React, jQuery, and CSS.

Trellis, Inc.
Software Development Intern
May 2018 - August 2018 (4 months)
Peachtree Corners, GA

Built features using React, GraphQL, Node, and Firebase for three different integrated applications.

Education

Clemson University
Bachelor of Science - BS, Computer Science · (2015 - 2019)